Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2018

August 7, 2018

This Management’s Discussion and Analysis (“MD&A”) of Aptose Biosciences Inc. (the “Company”, “Aptose”, “we”, “our”, “us” and similar expressions) for the interim period should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2018 and 2017 which are incorporated by reference herein and form an integral part of this MD&A. Our June 30, 2018 interim financial statements and additional information about us, including the annual audited financial statements and Management’s Discussion and Analysis for the year ended December 31, 2017 and annual information form as at December 31, 2017 can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

All amounts are expressed in United States dollars unless otherwise stated.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management’s discussion and analysis may contain forward-looking statements within the meaning of securities laws. Such statements include, but are not limited to, statements relating to:

•	our ability to obtain the substantial capital we require to fund research and operations;
•	our business strategy;
•	our clinical development plans;
•	our plans to conduct clinical trials and preclinical programs;
•	our ability to accrue appropriate numbers and types of patients;
•	our ability to file and maintain intellectual property to protect our pharmaceutical assets;
•	our reliance on external contract research/manufacturing organizations for certain activities;
•	our plans to secure and maintain strategic partnerships to assist in the further development of our product candidates and to build our pipeline;
•	potential exposure to legal actions and potential need to take action against other entities;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, drug synthesis and formulation, preclinical and clinical studies and the regulatory approval process;
•	our plans, objectives, expectations and intentions; and
•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

The forward-looking statements reflect our current views with respect to future events, are subject to significant risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;
•	our ability to obtain the substantial capital we require to fund research and operations;
•	our lack of product revenues and history of operating losses;
•	our drug candidates require time-consuming and costly synthesis and formulation, preclinical and clinical testing and regulatory approvals before commercialization;
•	clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;
•	our reliance on external contract research/manufacturing organizations for certain activities;
•	our ability to recruit patients for clinical trials;
•	our ability to develop successfully companion diagnostics for our therapeutic product candidates;
•	our reliance on third parties to conduct and monitor our preclinical studies and our clinical trials;
•	our ability to attract and retain key personnel;
•	the proper conduct of our employees;
•	our ability to expand our business and to find and enter into agreements with potential partners;
•	results from our clinical trials or studies;
•	the regulatory approval process;
•	the progress of our clinical trials;
•	potential exposure to legal actions and potential need to take action against other entities;
•	our ability to obtain and maintain patent protection;
•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing, which may substantially dilute the interests of our existing shareholders;

•	exposure to fluctuations of foreign currencies;
•	changing market conditions; and
•	other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors” in our most recent annual information form and annual report on Form 40-F.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our most recent annual information form and annual report on Form 40-F underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this management’s discussion and analysis, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

corporate update

The following items highlight our corporate activities during the three and six months ended June 30, 2018, and any subsequent development up until the date hereof.

program updates

CG-806

In June 2016, we announced a definitive agreement with South Korean company CrystalGenomics, Inc. (“CG”), granting us an exclusive option to research, develop and commercialize (collectively the “Rights”) CG026806 (“CG-806”) in all countries of the world except the Republic of Korea and China, for all fields of use. CG-806 is a highly potent, orally bioavailable non-covalent small molecule being developed for acute myeloid leukemia (“AML”) and certain B cell malignancies because of its actions as a pan-FLT3/pan-BTK inhibitor. We paid $1.0 million to CG to acquire the option. Should we elect to exercise the option, upon exercise, we would pay an additional $2.0 million in cash or combination of cash and common shares and would receive the Rights for the program in all territories outside of the Republic of Korea and China. The option fee was due on the earlier of (i) filing of an Investigational New Drug (“IND”) application with the Food and Drug Administration (“FDA”), (ii) first dosage of a human in a clinical trial or (iii) or early June 2018. On May 7, 2018, we paid the option fee of $2.0 million in cash to CrystalGenomics in order to exercise early the option and gain an exclusive license to CG-806 in all territories outside of Korea and China. Further, on June 14, 2018 we announced that we entered into a license agreement with CG for Aptose to gain a license for China Rights to CG-806 (including the People’s Republic of China, Hong Kong and Macau). Under the license agreement, Aptose made an upfront payment to CrystalGenomics of $3.0 million for the China Rights. CG is eligible for development, regulatory and commercial-based milestones, as well as single-digit royalties on product sales in China. The total deal value for the China Rights, including the upfront payment, is up to $125 million. Aptose now owns worldwide (excluding Korea) Rights to CG-806, a first-in-class, highly potent oral small molecule being developed for AML, B-cell malignancies and other hematologic malignancies.

CG-806 exhibits a picomolar IC50 toward the FMS-like tyrosine kinase 3 (“FLT3”) with the Internal Tandem Duplication (“FLT3-ITD”), potency against the wild type FLT3 and a host of mutant forms of FLT3, as well as single-digit nanomolar IC50’s against Bruton’s tyrosine kinase (“BTK”) and its C481S mutant (“BTK-C481S”). Consequently, CG-806 is characterized as a pan-FLT3/pan-BTK inhibitor. Through the potent inhibition of a small group of kinases, CG-806 impacts key oncogenic pathways (including pathways involving FLT3, BTK and BCR, CSF1R, Aurora kinases (“AURK”), H3S10 phosphorylation, TRK kinases, and the AKT and ERK pathways) that are operative in AML and certain B cell malignancies, but not the TEC, EGFR and ErbB2/4 kinases that are responsible for safety concerns with certain other kinase inhibitors.

As a potent inhibitor of FLT3-ITD, CG-806 may become an effective therapy in a high-risk subset of AML patients. This is because the FLT3-ITD mutation occurs in approximately 30% of patients with AML and is associated with a poor prognosis. In murine xenograft studies of human AML (FLT3-ITD), CG-806 administered orally once daily for 14 days resulted in tumor elimination without measurable toxicity. Importantly, CG-806 targets other oncogenic kinases which may also be operative in FLT3-ITD AML, thereby potentially allowing the agent to become an important therapeutic option for a broader group of this difficult-to-treat AML patient population. The findings that CG-806 targets all forms of FLT3 and other oncogenic pathways, and that CG-806 was well tolerated from a safety perspective during efficacy studies, suggest that CG-806 may also have applicability in treating patients, particularly those over the age of 65, who cannot tolerate other therapies. Finally, recent data demonstrated that CG-806 exerts potent ex vivo activity against a broad spectrum of AML patient bone marrow samples, suggesting that CG-806 may actually be useful for treating a broad range of AML patients irrespective of their FLT3 status.

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Separate from the AML and FLT3 story, overexpression of the BTK enzyme can drive oncogenic signaling of certain B cell malignancies, such as chronic lymphocytic leukemia (“CLL”), mantle cell lymphoma (MCL), diffuse large cell B cell lymphoma (DLBCL) and others. Therapy of these patients with covalent, irreversible BTK inhibitors, such as ibrutinib, that target the active site Cysteine (“Cys”) residue of BTK can be beneficial in many patients. However, therapy with covalent BTK inhibitors can select for BTK with a C481S mutation, thereby conferring resistance to covalent BTK inhibitors. Furthermore, approximately half of CLL patients have discontinued treatment with ibrutinib after 3.4 years of therapy. Discontinuation of ibrutinib is due to the development of drug resistance (in particular, patients have malignancies that developed the BTK-C481S mutation), or due to refractory disease (patient tumors are not responsive to ibrutinib) or intolerance (side effects led to discontinuation of ibrutinib), according to a study performed at The Ohio State University. The C481S mutation is observed in 5-10% of the patients, while 40-45% of the patients were intolerant or refractory to ibrutinib. As a non-covalent, reversible inhibitor of BTK, CG-806 does not rely on the Cysteine 481 residue (C481) for inhibition of the BTK enzyme. Indeed, recent X-ray crystallographic studies (with wild type and C481S BTK) demonstrated that CG-806 binds productively to the BTK active site via an atypical binding mode that retains full inhibitory activity in the presence of mutations at the 481 residue. Moreover, in vitro studies demonstrated that CG-806 kills B cell malignancy cell lines on average approximately 1,000 times more potently than ibrutinib, and CG-806 demonstrated a high degree of safety in animal efficacy studies. Consequently, patients who are resistant, refractory or intolerant to ibrutinib or other commercially approved or development-stage BTK inhibitors with B cell malignancies may continue to be sensitive to CG-806 therapy. This is particularly true since CG-806 inhibits the wild type and mutant forms of BTK, as well as other kinases/pathways that drive the survival and proliferation of B cell malignancies.

On May 7, 2017, we presented preclinical data for our pan-FLT3/pan-BTK inhibitor CG-806 at the 2017 American Association for Cancer Research (AACR) Conference for Hematologic Malignancies: Translating Discoveries to Novel Therapies in Boston, MA. Two separate presentations highlighting CG-806 were presented. In one presentation, our scientists, with researchers from the Knight Cancer Institute at Oregon Health & Science University (OHSU), presented data relating to the potency of CG-806 against samples derived from patients with various hematologic malignancies. In a separate presentation, our scientists, with researchers from the MD Anderson Cancer Center, presented data demonstrating CG-806’s potent activity against AML cells harboring wild type or specific mutant forms of FLT3.

On September 12, 2017 we announced that we received a notice from the USPTO stating that our U.S. Patent Application had been issued as a patent.  The patent claims numerous compounds, including the CG-806 compound, pharmaceutical compositions comprising the CG-806 compound, and methods of treating various diseases caused by abnormal or uncontrolled activation of protein kinases.  On July 9, 2018, we received a notice from the Japan Patent Office stating that our Japan Patent Application has been issued as a patent.   The patent claims the CG-806 compound, pharmaceutical compositions comprising the CG-806 compound, and uses for treating various diseases caused by abnormal or uncontrolled activation of protein kinases. We also received on March 21, 2018, a communication from the European Patent Office indicating their “intention to grant a patent”.  This application claims the CG-806 compound, pharmaceutical compositions comprising the CG-806 compound, and uses for treating diseases caused by abnormal or uncontrolled activation of protein kinases, such as cancer. Finally, on April 23, 2018, we received a notice of acceptance for patent issuance from the IP Australia of the Australian Government indicating their intention to grant a patent. Such communications regarding an intention to grant a patent are not actual grants of a patent, and although unlikely, the European Patent Office and the Australian Government can withdraw the intention before the grant of patent is published.

On December 11, 2017 at the American Society of Hematology Annual Meeting, we presented with the OHSU Knight Cancer Institute preclinical data demonstrating that CG-806, a pan-FLT3/pan-BTK inhibitor, has broad activity and robust potency against bone marrow samples derived from patients with AML, CLL and other hematologic disease subtypes, and that CG-806 combined productively with a BET bromodomain inhibitor or with a Bcl2 inhibitor. We also announced the presentation of preclinical data from research led by The University of Texas MD Anderson Cancer Center demonstrating that CG-806 exerts a profound anti-leukemia effect in human and murine leukemia cell lines harboring FLT-3 ITD mutations, mutations that are usually associated with very poor prognoses in leukemia patients, and that CG-806 reduced the leukemia burden and extended survival in a dose-dependent manner in a circulating model of FLT3-ITD driven cells engrafted into mice. In addition, CG-806 induced apoptosis, or programmed cell death, in AML patient samples by multiple mechanisms and overcame resistance that is seen with other FLT3 inhibitors. The data were highlighted in poster presentations on December 10 and 11, 2017 at the American Society of Hematology Annual Meeting.

On December 26, 2017, we announced that the FDA granted orphan drug designation to CG-806 for the treatment of patients with AML. Orphan drug designation is granted by the FDA to encourage companies to develop therapies for the treatment of diseases that affect fewer than 200,000 individuals in the United States. Orphan drug status provides research and development tax credits, an opportunity to obtain grant funding, exemption from FDA application fees and other benefits. If CG-806 is approved to treat AML, the orphan drug designation provides us with seven years of marketing exclusivity.

On April 15, 2018 at the 2018 Annual Meeting of the American Association for Cancer Research (AACR), we presented with the OHSU Knight Cancer Institute preclinical data demonstrating that CG-806, a pan-FLT3/pan-BTK inhibitor, demonstrates broader activity and superior potency to other FLT3 and BTK inhibitors against primary bone marrow samples from patients with hematologic malignancies. We also presented preclinical data demonstrating CG-806 targets multiple pathways to kill diverse subtypes of AML and B-cell malignancies in vitro.

On June 15, 2018 at the 23rd Congress of the European Hematology Association, we presented, during a poster presentation, preclinical data demonstrating CG-806 unique binding to wild type and C481S mutant BTK. Further, we presented that CG-806 inhibits the BCR, AKT/PI3K, ERK and NFkB signaling pathways and exerts broader and far greater potency that Ibrunitinib against malignant bone marrow cells from patients with CLL, ALL and a host of other hematologic malignancies.

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We have created a scalable chemical synthetic route for the manufacture of CG-806 drug substance, developed an oral formulation for clinical development, and studied the actions of CG-806 in various preclinical biological pathway studies. We have been able to scale the manufacture of API (drug substance) to kg levels. We manufactured and delivered a batch of API which was used for Dose Range Finding Studies that were performed and completed in early January 2018. We then completed in March 2018 the manufacture of a multi-kg batch of GLP grade API for use in GLP toxicology studies and have formulated the API into a drug product for use in IND-enabling GLP toxicology studies. In addition, we completed a multi-kg batch of GMP grade API that will be used for our planned first-in-human clinical trials. We are currently manufacturing another multi-kg batch of API under GMP conditions that is intended to represent our API supply for our planned first-in-human clinical trials. Although we have been able to manufacture our API under GMP conditions, R&D funds are being utilized to support exploratory formulation studies in an ongoing effort to craft superior formulations for CG-806.

Importantly, we have completed the in-life dosing phase of the IND-enabling GLP toxicology studies and expect to complete the full study in late Q3, 2018. We expect to submit an IND by late 2018 and initiate a first-in-human Phase I clinical trial soon thereafter. The total future direct costs of such activities and to reach the submission of the IND are currently expected to range between $2.5 million and $3.00 million. However, any interruptions or additional studies in these activities could cause a delay in the anticipated commencement of the Phase I trial. Greater granularity on the timing of the IND submission and clinical trial will be provided in the coming months. CG-806 is being developed with the intent to deliver the agent as an oral therapeutic and to develop it in parallel for AML and for appropriate B cell malignancies (likely including CLL). As clinical trials are lengthy, complex, costly, and uncertain processes, an estimate of the future costs is not reasonable at this time.

APTO-253

Phase Ib Trial

APTO-253, a small molecule c-Myc inhibitor, was being evaluated by us in a Phase Ib clinical trial in patients with relapsed / refractory hematologic malignancies, particularly AML and high-risk myelodysplastic syndromes (“MDS”) before being placed on clinical hold by the FDA in November 2015. The Phase Ib trial of APTO-253 had been placed on clinical hold as a consequence of an event that occurred at a clinical site with the infusion procedure. Ultimately, a root cause investigation determined that the event resulted from chemistry and manufacturing based issues, all of which were incorporated into a Chemistry, Manufacturing and Control (CMC) amendment to the Investigational New Drug (IND) application. Effective June 29, 2018, the clinical hold was lifted and the APTO-253 clinical trial is being re-initiated.

The Phase Ib, multicenter, open-label, dose-escalation clinical trial of APTO-253 is designed to assess the safety, tolerability, pharmacokinetics and pharmacodynamic responses and efficacy of APTO-253 as a single agent and determine the recommended Phase II dose. APTO-253 will be administered once weekly, over a 28-day cycle. The dose escalation stage of the study could potentially enroll up to 20 patients with relapsed or refractory AML or high-risk MDS. The study is designed to then transition, as appropriate, to single-agent expansion cohorts in AML and MDS.

Clinical Hold and Current Status

As previously disclosed, the Phase Ib trial was placed on clinical hold in order to solve a chemistry-based formulation issue, and the chemistry of the API and the formulation had undergone minor modifications to deliver a stable and soluble drug product for return to the clinical setting. In December 2016, we had successfully manufactured multiple non-GMP batches of a new drug product formulation for APTO-253 however a batch that was the intended clinical supply encountered an unanticipated mishap during the filling process that compromised the stability of that batch of drug product. We conducted formal root cause analyses studies, identified the reason for the drug product stability failure, and established a corrective and prevention action plan for the manufacture of future batches of drug product. During the first quarter of 2018, we manufactured a new GMP clinical supply of drug product and performed studies required to demonstrate the fitness of the drug product for clinical usage. The release specifications for the new clinical supply were met, and we presented the findings to the FDA in the second quarter of 2018. On June 28, 2018, the FDA notified us that it had lifted the clinical hold on APTO-253.

We are now completing all tasks required to return APTO-253 to the Phase Ib clinical trial. Up to fifteen clinical centers are expected to participate in the Phase Ib trial, and the screening and dosing will resume as soon as practicable for patients with relapsed or refractory AML or with high risk MDS. The first patient is expected to be enrolled and dosed during Q3 2018. Based on our current estimates and the information available to us at this time, the total direct costs to complete this Phase Ib clinical trial are expected to be approximately $6 million. Due to the complexity of clinical trials, there is no assurance that the milestone will be achieved and there is no assurance with respect to the time, funds or resources required.

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We expect to initiate studies to investigate additional drug delivery methods for APTO-253 and to initiate additional non-clinical studies for solid tumor and hematologic cancer development. As preparing, submitting, and advancing applications for regulatory approval, developing drugs and drug product and clinical trials are sometimes complex, costly, and time-consuming processes, an estimate of the future costs is not reasonable at this time.

Two abstracts related to the mechanistic properties of APTO-253 were presented at the 2017 Meeting of the American Society of Hematology (“ASH”) and these abstracts were published on the ASH website. Additionally, two manuscripts related to the mechanism of action of APTO-253 have been published in a peer reviewed AACR journal during the second quarter of 2018.

On April 17, 2018 at the 2018 Annual Meeting of the American Association for Cancer Research (AACR), we presented preclinical data demonstrating that APTO-253 is a new addition to the repertoire of drugs that can exploit DNA BRCA1/2 deficiency, broadening the potential applicability of APTO-253 towards solid cancer indications.

Finally, on June 4, 2018, we announced that preclinical data elucidating the mechanism of action of APTO-253 were published in two separate articles in the June 2018 issue (Volume 17, Number 6) of Molecular Cancer Therapeutics, a peer-reviewed journal of the American Associate for Cancer Research (AACR). The most important finding disclosed in the published articles is the ability of the APTO-253 small molecule to bind to and stabilize a G-quadruplex DNA motif found in the promoter regulatory region of the MYC oncogene and to inhibit expression of the MYC gene, thereby depleting the cells of the MYC oncoprotein and leading to cancer cell death. These findings make APTO-253 the only clinical stage molecule that can directly target the MYC gene and inhibit its expression.

Multi-Targeting Epigenetic Program

In November 2015, we announced an exclusive drug discovery partnership with Laxai Avanti Life Sciences (“LALS”) for the development of next generation epigenetic-based therapies. Under the agreement, LALS was responsible for optimizing candidates derived from our collaboration with the Moffitt Cancer Center (“Moffitt”), terminated in January 2017, for the development of dual-targeting single agent inhibitors for the treatment of hematologic and solid tumor cancers and we would own global rights to all newly discovered candidates characterized and optimized under the collaboration, including all generated intellectual property. As of November 2016, LALS and we had generated novel compounds that inhibit both the bromodomain proteins and oncogenic kinases, while improving pharmaceutical properties that could serve as a basis for further optimization towards a lead preclinical candidate. However, due to a prioritization of development efforts, LALS and us suspended work on the program in January 2017, and the collaboration with LALS was terminated. However, the program delivered novel intellectual property and compelling hit molecules for further optimization.

On March 7, 2018, we entered into an exclusive global license agreement with Ohm Oncology (OHM), an affiliate of LALS that was formed in 2016 to advance the clinical development of compelling molecules derived from the LALS initiative, for the development, manufacture and commercialization of APL-581, as well as related molecules from our dual bromodomain and extra-terminal domain motif (BET) protein and kinase inhibitor program. Under the agreement, we will retain reacquisition rights to certain molecules, while OHM/LALS will have the rights to develop and sublicense all other molecules. We have received two separate upfront cash payments, and are eligible to receive up to $125 million of additional payments based on the achievement of certain development, regulatory and sales milestones, as well as significant royalties on future sales generated from the program, if any.

financing activities

At-The-Market Facility

On March 27, 2018, we entered into an at-the-market equity facility (“ATM Facility”) with Cantor Fitzgerald & Co (“Cantor Fitzgerald”), acting as sole agent. Under the terms of this facility, we may, from time to time, sell common shares having an aggregate offering value of up to $30 million through Cantor Fitzgerald. We determine, at our sole discretion, the timing and number of shares to be sold under the ATM Facility.

During the six months ended June 30, 2018, we issued 1,429,847 common shares under the ATM Facility for gross proceeds of approximately $5.4 million.

Common Shares Purchase Agreements

In October 2017, we entered into a Common Shares Purchase Agreement (the “Purchase Agreement”) with Aspire Capital Fund, LLC (“Aspire Capital”) to sell up to $15.5 million of common shares to Aspire Capital. Under the terms of the Purchase Agreement, Aspire Capital has made an initial purchase of 357,143 common shares at a price of $1.40 per share, representing gross proceeds of approximately $500,000 ($324,000 net of share issue costs). Under the terms of the Purchase Agreement, Aspire Capital has committed to purchase up to an aggregate of $15.0 million of our common shares, at our request from time to time during a 30-month period beginning on the effective date of a registration statement related to the transaction and at prices based on the market price at the time of each sale. Under terms of the Purchase Agreement, we also issued 321,429 common shares to Aspire Capital as consideration for Aspire Capital entering into the Purchase Agreement.

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During the six months ended June 30, 2018, we issued 5,231,953 million common shares under the Purchase Agreement for gross proceeds of approximately $15 million. On a cumulative basis, we raised a total of $15.5 million under the Purchase Agreement, the total amount that was available under the Purchase Agreement.

In May 2018, we entered into a second Common Share Purchase Agreement (the “2018 Purchase Agreement”) with Aspire Capital to sell up to $20.0 million of common shares to Aspire Capital. Under the terms of the 2018 Purchase Agreement, Aspire Capital has committed to purchase up to an aggregate of $20.0 million of our common shares, at our request from time to time during a 30-month period beginning on the effective date of a registration statement related to the transaction and at prices based on the market price at the time of each sale. The registration statement was made effective on June 8, 2018. Under the terms of the 2018 Purchase Agreement, we issued 170,261 common shares to Aspire Capital as consideration for Aspire Capital entering into the 2018 Purchase Agreement.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations and technology acquisitions primarily from equity financing, proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment.

In managing our liquidity risk, we have considered our available cash and cash equivalents and investments as at June 30, 2018. We have also considered our ability to continue to raise funds in 2018 through the ATM Facility with Cantor Fitzgerald and through the 2018 Purchase Agreement with Aspire Capital in assessing whether we will have sufficient resources to fund research and development operations through to at least the twelve-month period ending June 30, 2019.

We are an early stage development company and we currently do not earn any significant revenues from our drug candidates. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of significant payments from strategic partners.

Cash Position

The following table presents our cash and cash equivalent, investments and working capital as at June 30, 2018, March 31, 2018, and December 31, 2017.

	Balances at	Balances at	Balances at
(in thousands)	June 30, 2018	March 31, 2018	December 31, 2017
Cash and cash equivalents	$17,944	$15,408	$10,631
Investments	520	770	798
Total	$18,464	$16,178	$11,429

Working capital	$16,656	$14,319	$10,060

We generally invest our cash in excess of current operational requirements in highly rated and liquid instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by our Audit Committee and Board of Directors.

Working capital represents primarily cash, cash equivalents, investments and other current assets less current liabilities.

We do not expect to generate positive cash flow from operations for the foreseeable future due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, and manufacturing, as well as operating expenses associated with supporting these activities. It is expected that negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and/or royalty or milestone revenue from any such products exceeds expenses.

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RESULTS OF OPERATIONS

The results of operations for the three and six months ended June 30, 2018 and 2017 are presented below:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2018	2017	2018	2017

Revenues	$-	$-	$-	$-
Research and development expenses	7,818	1,088	10,958	2,823
General and administrative expenses	2,511	1,393	6,213	2,983
Net finance income	63	40	89	73
Net loss and comprehensive loss for the period	$(10,266)	$(2,441)	$(17,082)	$(5,733)
Basic and diluted loss per common share	$(0.30)	$(0.11)	$(0.56)	$(0.30)

The increase in the net loss during the three months ended June 30, 2018 compared with the three months ended June 30, 2017 results mostly from $5.0 million in license fees paid to CG for full execution of the license agreement and to capture Rights worldwide (excluding Korea), from higher research and development expenses related to our CG-806 and APTO- 253 programs, and from higher professional fees related to regulatory filings in support of financing activities. Excluding the $5.0 million one-time upfront license fees payments, net loss would have been $5.3 million ($0.16 per share).

The increase in the net loss during the six months ended June 30, 2018 compared with the six months ended June 30, 2017 results mostly from $5.0 million in license fees paid to CG for Rights worldwide (excluding Korea), higher research and development expenses related to our CG-806 and APTO- 253 programs higher professional fees related to regulatory filings in support of financing activities and from $2.7 million in non-cash expenses related to stock option compensation. Excluding the $5.0 one-time upfront license fees payments, the net loss would have been $12.1 million ($0.39 per share).

Research and Development

Components of research and development expenses

The research and development expenses for the three and six months ended June 30, 2018 and 2017 are as follows:

	Three months ended June 30		Six months ended June 30,
(in thousands)	2018	2017	2018	2017

License fees – CG-806	$5,000	-	$5,000	-
Program costs – CG-806	1,103	$357	2,457	$764
Program costs – APTO-253	1,098	335	2,019	1,175
Salaries	457	314	946	743
Stock-based compensation	152	73	519	123
Depreciation of equipment	8	9	17	18
	$7,818	$1,088	$10,958	$2,823

The changes in research and development expenses in the three and six months ended June 30, 2018 as compared to the three and six months ended June 30, 2017 result from the following:

•	License fees paid to Crystal Genomics of $2 million for development and commercial rights of CG-806 in all territories outside of Korea and China, and a further $3 million paid for development and commercial rights of CG-806 in China. Crystal Genomics is eligible for development, regulatory and commercial-based milestones as well as royalties on future product sales.
•	An increase in research and development activities related to our CG-806 development program. In the period ended March 31, 2018, we completed two dose range finding studies and the manufacturing of a batch of the drug substance to be used in toxicity studies. In the three-month period ended June 30, 2018, we manufactured a GLP batch of CG-806 to be used in toxicity studies, we initiated the manufacturing of a GMP batch of the drug substance for future clinical trials, and we initiated a toxicity study in rodents. In the comparative periods, activities related to our CG-806 program included mostly formulation and PK studies.
•	An increase in expenditures on the APTO-253 program. In the period ended March 31, 2018, we completed production of a GMP batch of drug product, and we initiated necessary studies to present to the FDA. In the three-month period ended June 30, 2018, we completed the required studies for the FDA, we initiated the manufacturing of an additional clinical batch of APTO-253 and we increased clinical activities in preparation to return APTO-253 to the clinic. In the comparative periods, we were conducting root cause analysis to determine the cause of a manufacturing issue that had resulted in the program being on clinical hold.

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•	An increase in salaries expense mostly related to additional clinical research staff hired at the end of the prior fiscal year to prepare for returning APTO-253 to the clinic.
•	An increase in stock option compensation related mostly to stock options granted in the three months ended March 31, 2018, of which 100,000 with a grant date fair value of $2.03 which vested immediately.

The CG-806 program was licensed to us in June 2016. Total program costs, including the $5 million license fees paid this period, from inception to June 30, 2018 are approximately $11.1 million.

From June 1, 2014, being the beginning of the fiscal year when APTO-253 was redirected from solid tumor indications to hematologic malignancies to June 30, 2018, direct program costs relating to the research and development of APTO-253 represented approximately $11.8 million.

General and Administrative

Components of general and administrative expenses

The general and administrative expenses for the three and six months ended June 30, 2018 and 2017 are as follows:

	Three months ended June 30,		Six months ended June 30,

(in thousands)	2018	2017	2018	2017

General and administrative excluding salaries	$1,003	$560	$2,296	$1,268
Salaries	533	443	1,074	1,301
Shares issued Aspire share purchase agreement	600	-	600	-
Stock-based compensation	364	376	2,225	386
Depreciation of equipment	11	14	18	28
	$2,511	$1,393	$6,213	$2,983

General and administrative expenses excluding salaries increased in the three and six months ended June 30, 2018, compared with the three and six months ended June 30, 2017. The increase is mostly the result of higher professional fees related to regulatory filings for the base shelf prospectus and two follow-on supplemental prospectus filings, higher investor relations, higher patent fees associated with our expanded IP portfolio, and higher office administrative costs associated with having additional employees.

In the three-month period ended June 30, 2018, we issued 170,261shares to Aspire Capital as a commitment fee for entering into a $20 Million share purchase agreement. We recorded $600 thousand in general and administrative expenses related to the issuance of these shares.

Salaries expenses in the three months ended June 30, 2018, increased in comparison with the three months ended June 30, 2017, due mostly to additional headcount to support the increased activities and to salary increases. Salaries expenses in the six months ended June 30, 2018, decreased in comparison with the six months ended June 30, 2017, due mostly to separation payments made in the period ended March 31, 2017, offset by higher salaries in the current period.

Stock-based compensation increased in the six months ended June 30, 2018, compared with the six months ended June 30, 2017 mostly related to stock options granted in the three-month period ended March 31, 2018, of which 750,000 with a grant date fair value of $2.03 vested immediately, and also as a result of large forfeitures in the three months ended March 31, 2017.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
(Amounts in 000’s except for per common share data)	June 30, 2018	Mar 31, 2018	Dec 31, 2017	Sept 30, 2017	June 30, 2017	Mar 31, 2017	Dec 31, 2016	Sept 30, 2016
Revenue	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―
Research and development expense	7,818	3,140	2,061	1,390	1,088	1,735	1,917	1,663
General and administrative expense	2,511	3,702	1,250	1,319	1,393	1,590	1,115	1,502
Net loss	(10,266)	(6,816)	(3,288)	(2,640)	(2,441)	(3,292)	(2,969)	(3,105)
Basic and diluted net loss per share	$(0.30)	$(0.23)	$(0.12)	$(0.11)	$(0.11)	$(0.19)	$(0.23)	$(0.24)
Cash (used in) operating activities	$(9,257)	$(4,098)	$(2,905)	$(2,092)	$(2,641)	$(2,653)	$(2,510)	$(3,277)

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Changes in research and development expenses follow the activities and stages of development of our programs. Specific activities or events that had significant impacts on the costs incurred for individual periods are as follows: For the three months ended June 30, 2017, cost savings result from the lower expense on the APTO-253 program related to our decision to refocus our resources towards CG-806 and the cancellation of the LALS/Moffitt program, and offset by planned increased costs related to the CG-806 program The increase in costs beginning in the quarter ended December 31, 2017 are related mostly to development activities for the CG-806 development program and as well as increased expenditures on APTO-253 as we completed the CAPA activities and prepared to bring APTO-253 back to the clinic. In the quarter ended June 30, 2018, the research and development expenditures included one time-license fees of $5 million to Crystal Genomics. Excluding the $5.0 million one-time upfront license fees payments, net loss for the quarter ended June 30, 2018 would have been $5.3 million ($0.16 per share).

Changes in general and administrative costs over time result mostly from changes in headcount, foreign exchange, the granting of stock options and decisions by us to engage in certain corporate projects. Specific activities that had significant impacts on the expenses incurred for individual periods are as follows: The decrease in administrative costs in the three months ended December 31, 2016, was mainly due to the reversal of previously recognized bonus accruals. The expenses for the three months ended March 31, 2017, are comparable with the expenses recorded in the three months ended September 30, 2016 but slightly higher as a result of higher salaries expense related to severance payments made in the period. Lower expenses in the quarters ended June 30, 2017 and September 30, 2017 reflect mostly lower stock option compensation and lower salaries expense. Higher costs in the quarter ended March 31, 2018 and June 30, 2018 reflect mostly stock option compensation and transaction costs associated with regulatory filings in support of financing activities, including the shares issued to Aspire Capital as compensation for entering into the June 2018 Share Purchase Agreement.

Cash used in operating activities fluctuates primarily as a result of changes in amounts of expenses incurred and the timing of payments.

Related Party Transactions

In March 2015, we entered into an agreement with the Moores Cancer Center at the University of California San Diego (UCSD) to provide us with pharmacology lab services in support of mechanism of action studies, drug resistance induction studies and in vivo efficacy, PK and tolerance studies. Dr. Stephen Howell serves as our Acting Chief Medical Officer and holds a faculty position as a Distinguished Professor of Medicine at UCSD and oversees the laboratory work. This research services agreement has been extended three times, each time for an additional year of service to be billed as services are performed. The most recent extension was made in March 2018, for a maximum amount of fees of $300,000. These transactions, each approved by our Board of Directors, are in the normal course of business and are measured at the amount of consideration established and agreed to by the related parties.

Contractual Obligations and Off-Balance Sheet Financing

At June 30, 2018, we had contractual obligations requiring annual payments as follows:

	Less than 1 year	1 – 3 years	3 – 5 years	Greater than 5 years	Total

Operating leases	$280	$505	$518	$213	$1,516

We have entered into various contracts with service providers with respect to the clinical development of APTO-253 and for our CG-806 development program. These contracts will result in future payments commitments of up to $3.2 million.

As at June 30, 2018, we have not entered into any off-balance sheet arrangements other than the operating leases for our offices and labs and certain office equipment.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Under the license agreement with CrystalGenomics the Company has obligations for development milestones of $16 million related to the initiation of Phase II and pivotal clinical trials, and regulatory milestones totaling $44 million. The Company also has an obligation to pay royalty payments on sales of commercialized product. The timing of any milestone or royalty payments that may become due is not yet determinable.

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On June 13, 2018, we entered into a license agreement with CrystalGenomics to gain an exclusive license to CG-806 in China. The Company has future obligations of development milestones of $6 million related to approval of an IND and to the initiation of Phase II and pivotal clinical trials, and regulatory milestones totaling $20 million. The Company also has an obligation to pay sales milestones and royalty payments on sales of commercialized product. The timing of any milestone or royalty payments that may become due is not yet determinable.

Financial instruments

(a)	Financial instruments

(in thousands)	June 30, 2018	March 31, 2018	December 31, 2017

Financial assets
Cash and cash equivalents, consisting of high interest savings accounts and short-term deposits	$17,944	$15,408	$10,631
Investments, consisting of fixed income securities	520	770	798

Financial liabilities
Accounts payable and accrued liabilities	2,401	2,205	1,765

At June 30, 2018, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

(b)	Financial risk management

We have exposure to credit risk, liquidity risk and market risk. Our Board of Directors has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed. We manage credit risk associated with its cash and cash equivalents and investments by maintaining minimum standards of R1-low or A-low investments and we invest only in highly rated Canadian corporations which are capable of prompt liquidation. We manage our liquidity risk by continuously monitoring forecasts and actual cash flows. We are subject to interest rate risk on our cash and cash equivalents and investments. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. We are exposed to currency risk from employee costs as well as the purchase of goods and services for activities in Canada and the cash balances held in foreign currencies. Fluctuations in the Canadian dollar exchange rate could potentially have an impact on our results. We do not have any forward exchange contracts to hedge this risk.

See note 5 to the audited financial statements for expanded disclosure of each risk and our management of same.

(c)	Capital management

Our primary objective when managing capital is to ensure that we have sufficient cash resources to fund our development activities and to maintain our ongoing operations. To secure the additional capital necessary to pursue these plans, we may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

In March 2018, we filed a short form base shelf prospectus in Canada and a registration statement with the U.S. Securities and Exchange Commission (collectively, the “Base Shelf”) that qualifies the distribution of up to $100,000,000 of common shares, warrants, or units comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be “at-the-market” distributions. The Base Shelf provides us with additional flexibility when managing cash resources as, under certain circumstances, it shortens the time required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from offerings under the Base Shelf will be used in line with our Board approved budget and multi-year plan. The Base Shelf allowed us to enter into the ATM Facility. Under the terms of the ATM Facility, we may, from time to time, sell common shares having an aggregate offering value of up to $30 million through Cantor Fitzgerald on the Nasdaq Capital Market. We determine, at our sole discretion, the timing and number of shares to be sold under this ATM Facility. We intend to use this equity arrangement as an additional option to assist us in achieving our capital objectives.

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In May 2018, we entered into the 2018 Purchase Agreement with Aspire Capital. Under the terms of the 2018 Purchase Agreement, Aspire Capital has committed to purchase up to an aggregate of $20.0 million of our common shares, at our request from time to time during a 30-month period beginning on the effective date of a registration statement related to the transaction and at prices based on the market price at the time of each sale.

The ATM Facility and the 2018 Purchase Agreement provide us with the opportunity to regularly raise capital, at prevailing market prices, at our sole discretion, providing us with the ability to better manage cash resources.

We include cash and cash equivalents and investments in the definition of capital.

We are not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three and six months ended June 30, 2018.

CRITICAL ACCOUNTING POLICIES

Critical Accounting Policies and Estimates

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this MD&A.

Significant accounting judgments and estimates

Management’s assessment of our ability to continue as a going concern involves making a judgment, at a particular point in time, about inherently uncertain future outcomes and events or conditions. Please see the “Liquidity and Capital Resources” section in this document for a discussion of the factors considered by management in arriving at its assessment.

Other important accounting policies and estimates made by management are the valuation of tax accounts, the valuation of contingent liabilities, and the assumptions used in determining the valuation of share-based compensation. These are described in note 3 of the audited financial statements for the year ended December 31, 2017.

IFRS 9, Financial Instruments (“IFRS 9”)

We adopted IFRS 9 (2014) in its consolidated financial statements effective January 1, 2018. IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities and also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. The adoption of this policy did not have a material impact on the financial results as most of its financial assets are cash and cash equivalents and highly liquid investments. We do not enter into any hedging activities.

IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the IASB issued IFRS 16. The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. IFRS 16 will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The extent of the impact of adoption of the standard has not yet been determined.

UPCOMING change in Issuer’s gaap

Effective December 31, 2018, we will become a domestic issuer under the rules of the U.S. Securities and Exchange Commission, and will no longer qualify as a “foreign private issuer” under those rules, and as a result we will have to prepare our December 31, 2018 annual financial statements in accordance with US GAAP, with such change being applied retrospectively. The extent of the impact of adoption of the standard has not yet been determined. We will report our first, second and third quarterly for 2018 results under IFRS as issued by the International Accounting Standards Board and intend to provide further guidance over the year on the impacts of converting to US GAAP.

Accordingly, as we will become a domestic issuer, we will adopt the FASB guidance for lease accounting and not IFRS guidance.

Outlook

Until one of our drug candidates receives regulatory approval and is successfully commercialized, we will continue to incur operating losses. The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and our ability to raise additional and ongoing working capital and/or establish effective partnerships to share the costs of development and clinical trials.

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RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision with respect to our common shares, you should carefully consider the risk factors in the our most recently filed annual information form and annual report on Form 40-F filed with the U.S. Securities and Exchange Commission, in addition to the other information included or incorporated by reference into the most recently filed annual information form and annual report on Form 40-F, as well as our historical consolidated financial statements and related notes.

Evaluation of DISCLOSURE CONTROLS AND INTERNAL CONTROLS

There have been no changes in our internal control over financial reporting that occurred during the three months ended June 30, 2018, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. As of June 30, 2018, our management has assessed the effectiveness of our internal control over financial reporting using the Committee of Sponsoring Organizations of the Treadway Commission’s 2013 framework, and our disclosure controls and procedures. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that these controls and procedures are effective.

UPDATED SHARE INFORMATION

As at August 7, 2018, we had 34,410,991 common shares issued and outstanding. In addition, there were 4,639,963 common shares issuable upon the exercise of outstanding stock options and upon the vesting of restricted share units.

ADDITIONAL INFORMATION

Additional information relating to us, including our December 31, 2017 annual information form, annual report on Form 40-F and other disclosure documents, are available on EDGAR at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com.

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